UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

1201 Louisiana Street, Suite 1800

Houston, Texas 77002

TOTAL S.A.

2 place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Houston, Texas June 30, 2008

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$61,409,845	$60,911,324

Receivables:
Employee contributions	95,005	82,188
Company contributions	56,776	48,339
Due from Trustee for securities sold	10,402	—

Total receivables	162,183	130,527

Net assets available for benefits, at fair value	61,572,028	61,041,851
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	111,776	111,228

Net assets available for benefits	$61,683,804	$61,153,079

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Contributions:
Employee	$2,420,869	$2,289,206
Company	1,227,014	1,333,068
Rollover	115,938	34,276

Total contributions	3,763,821	3,656,550

Investment income:
Loan interest	40,013	49,646
Interest	731,957	698,796
Dividends	3,349,688	3,840,079
Net appreciation in fair value of mutual funds	530,620	446,562
Net appreciation in fair value of TOTAL S.A. ADS	1,245,996	1,387,612

Total investment income	5,898,274	6,422,695
Payments to participants	9,128,663	14,313,688
Administrative expenses	2,707	2,115

Net increase (decrease) in net assets	530,725	(4,236,558)
Net assets available for benefits, beginning of year	61,153,079	65,389,637

Net assets available for benefits, end of year	$61,683,804	$61,153,079

See accompanying notes to financial statements.

(1)	Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)	Contributions and Vesting

During the periods presented herein, employees electing to participate were allowed to contribute from 1% to 75% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis, an after-tax basis, or combination thereof. The Company made a matching contribution of up to 6% of the employee’s eligible compensation. The Company’s contributions vest 20% for each year of service.

Effective January 1, 2008, the Company amended the Plan changing the combined plan maximum and the pretax contribution maximum from 75% to 30% and the after-tax maximum contribution from 75% to 6%. The Company matching contributions and employee vesting terms as stated in the Plan remain unchanged.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($15,500 in 2007 and $15,000 in 2006).

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($5,000 per participant in 2007 and 2006). The Company does not match employee catch-up contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Payment of Benefits and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts upon termination without the participant’s consent, of amounts less than $5,000. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Plan Administrator. Amounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash.

During the time period presented herein, a participant, while employed, was allowed to make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals for contributions made to the Plan through December 31, 2007 may be waived in the event a participant demonstrates financial hardship. Effective January 1, 2008, the Company amended the Plan to eliminate hardship and disability withdrawals for all contributions made to the Plan after January 1, 2008.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions for the Plan year. For the Plan years ended December 31, 2007 and 2006, the Company utilized forfeitures of $157,187 and $0, respectively, to partially offset matching contributions. Forfeitures available to offset future Company contributions were $283,862 and $346,673 at December 31, 2007 and 2006, respectively.

(e)	Expenses

For the years ended December 31, 2007 and 2006, the Company paid all plan expenses except for loan fees and certain other participant transaction fees.

(f)	Participant Loans

During the periods presented herein, participants were allowed to obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. Loans bear interest at two percentage points above the five-year U.S. treasury note rate or the standard lending rate for twenty-year, fixed-rate home mortgage loans if the loan is to acquire the principal residence of the participant (home loans). Interest rates on outstanding loans range from 4.6% to 10.5% at December 31, 2007 and December 31, 2006. Home loans can be repaid at terms up to twenty years; other loans have terms of five years. Maturity dates on outstanding loans at December 31, 2007 range from January 2008 to March 2024.

Effective January 1, 2008, the Company amended the Plan changing the loan interest rate for new loans to prime rate plus one percentage point. The resulting interest rate is used for both general purpose and home loans. In addition, the repayment period for new home loans was changed from twenty years to fifteen years.

(g)	Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a common/collective trust fund (the Fidelity Managed Income Portfolio) and TOTAL S.A. ADS.

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

(h)	Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Valuation of Investments

Quoted market prices are used to determine the fair value of the investments in mutual funds and TOTAL S.A. ADS. The common/collective trust fund is valued at fair value as determined by the issuer of the common/collective trust fund. As provided in the Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investments contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Participant loans are valued at cost which approximates fair value.

Securities transactions are recorded on the trade date. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) from mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(d)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(e)	Impact of New Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. As a result of the Plan’s past and current tax-exempt status, the Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of SFAS No. 157 on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

(3)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are separately identified as follows:

2007:
Fidelity International Discovery Fund	$5,280,583
Fidelity Growth & Income Portfolio	7,095,942
Fidelity Magellan Fund	5,074,461
Fidelity Managed Income Portfolio ($10,397,071 contract value)	10,285,295
Fidelity Retirement Money Market Portfolio	5,699,237
Spartan U.S. Equity Index Fund	3,865,116
TOTAL S.A. American Depositary Shares	8,511,312

2006:
Fidelity International Discovery Fund	$4,633,354
Fidelity Growth & Income Portfolio	8,354,427
Fidelity Magellan Fund	4,819,468
Fidelity Managed Income Portfolio ($11,177,917 contract value)	11,066,689
Fidelity Retirement Money Market Portfolio	4,875,068
Spartan U.S. Equity Index Fund	4,002,117
TOTAL S.A. American Depositary Shares	8,848,920

(4)	TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

Pursuant to the proposal approved at the TOTAL S.A. Annual Meeting of May 12, 2006, and effective May 17, 2006, TOTAL S.A. ADS split 2-for-1.

Also approved at the TOTAL S.A. Annual Meeting was the spin-off of certain of the TOTAL S.A. chemical business segments by the distribution of Arkema S.A. American Depositary Shares (Arkema ADS) to holders of Total S.A. ADS. This distribution provides each holder of twenty (20) TOTAL S.A. ADS held on May 17, 2006, including the Plan, one (1) Arkema ADS. The Arkema ADSs were methodically liquidated by the Plan and the cash proceeds were reinvested into the TOTAL S.A. ADS investment option.

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 13.9% and 14.5% of total investments as of December 31, 2007 and 2006, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(7)	Income Tax Status

The Plan obtained its latest determination letter on April 2, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. This latest determination letter reaffirms the Plan’s qualified status as established by the previous determination letter dated October 27, 2003. The Plan has been amended since receiving the April 2, 2008 letter; however, the Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2007 and 2006.

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
Net assets available per the statement of net assets available for benefits	$61,683,804	$61,153,079
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(111,776)	(111,228)

Net assets available for benefits per the Form 5500	$61,572,028	$61,041,851

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year ended December 31, 2007	Year ended December31, 2006
Total investment income per the statement of changes in net assets available for benefits	$5,898,274	$6,422,695
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006 and 2005	111,228	—
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007 and 2006	(111,776)	(111,228)

Total investment income per the Form 5500	$5,897,726	$6,311,467

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(9)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

The Plan invests through its investment in the common/collective trust fund in securities which may include contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue	Description of investment	Current value

American Beacon Funds	American Beacon Large Cap Value Fund	$1,709,610
American Funds, Inc.	American Balanced Fund Class A	1,123,974
Baron Funds	Baron Growth Fund	1,278,128
Calamos Investments	Calamos Growth Fund	3,082,464
Fidelity Investments*	Fidelity Cash Reserves	2,589
Fidelity Investments*	Fidelity Freedom Income	63,534
Fidelity Investments*	Fidelity Freedom 2010 Fund	554,859
Fidelity Investments*	Fidelity Freedom 2015 Fund	369,542
Fidelity Investments*	Fidelity Freedom 2020 Fund	239,688
Fidelity Investments*	Fidelity Freedom 2025 Fund	278,736
Fidelity Investments*	Fidelity Freedom 2030 Fund	133,330
Fidelity Investments*	Fidelity Freedom 2035 Fund	136,571
Fidelity Investments*	Fidelity Freedom 2040 Fund	121,741
Fidelity Investments*	Fidelity Growth & Income Portfolio	7,095,942
Fidelity Investments*	Fidelity Institutional Short-Intermediate Government Fund	1,632,199
Fidelity Investments*	Fidelity International Discovery Fund	5,280,583
Fidelity Investments*	Fidelity Magellan Fund	5,074,461
Fidelity Investments*	Fidelity Managed Income Portfolio	10,285,295
Fidelity Investments*	Fidelity Retirement Money Market Portfolio	5,699,237
Fidelity Investments*	Spartan U.S. Equity Index Fund	3,865,116
Goldman Sachs Asset Management	Goldman Sachs Small Cap Value Fund	141,679
JPMorgan Asset Management	JPMorgan Mid Cap Value Fund	753,837
Lazard Retirement Series, Inc.	Lazard Emerging Markets Portfolio	2,248,559
Morgan Stanley	Morgan Stanley International Equity Portfolio	263,515
PIMCO Funds	PIMCO Total Return Fund	888,461
TOTAL S.A.*	TOTAL S.A. American Depositary Shares	8,511,312
Participant loans*	Interest rates ranging from 4.6 % to 10.5%, maturity dates ranging from January 2008 to March 2024	574,883

		$61,409,845

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL Finance USA, Inc. Employee Savings Plan

Dated: June 30, 2008	/s/ Stanley P. Cottrell
Stanley P. Cottrell, Plan Administrator
and Administrative Committee Member

Index to Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm